Via EDGAR

January 18, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Extraction Oil & Gas, Inc.

Registration Statement on Form S-1

File No. 333-215462

Ladies and Gentlemen:

On behalf of Extraction Oil & Gas, Inc., and pursuant to with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on January 19, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

EXTRACTION OIL & GAS, INC.

By:	/s/ Eric J. Christ
Name:	Eric J. Christ
Title:	Vice President, General Counsel and
Corporate Secretary

cc:                                Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.